FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 30, 2019

Ger. Gen. N°48/2019

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

Av. Libertador Bernardo O’Higgins No. 1449

Santiago, Chile

   Ref.  SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of this Commission, duly authorized, I hereby inform you of the following significant event: the  Ordinary Shareholders’ Meeting of Enel Américas S.A. held today has agreed to distribute  the minimum mandatory dividend (from which the interim dividend  paid in January 2019 has been deducted)  as well an additional dividend  that amounts to US$ 480,552,341 equivalent to US$ 0.008364 per share.

Given that the above-mentioned interim dividend N°98 has already been paid, the distribution and payment of the remnant of the final dividend No. 99 shall be for a total of US$ 403,652,031.5, or US$ 0,007026 per share.

The aforementioned dividend will be paid in Chilean pesos, the legal currency, converted according to the Observed Dollar exchange rate published in the Official Gazette on May 10, 2018.

As set forth in Circular Letter No. 660 of 1986, I enclose herewith, the two forms related to the above-mentioned final dividend.

Truly yours,

Maurizio Bezzeccheri

Chief Executive Officer

 Cc     Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Comisión Clasificadora de Riesgo (Risk Classification Committee)

Banco Santander Santiago – Bondholders’ Representative

Depósito Central de Valores (Central Securities Depositary)

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE: RECEPTION OFFICE S.V.S.

FORM N°1

DIVIDEND DISTRIBUTION

0.01 original Information : YES 0.02 Dispatch Date : 04/30/2019 (MM DD YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

                                                                                                                       Dispatch Date

1.01 Tax Number                              : 94,271,000-3.                              1.02 Original Form.  : 04/30/2019(MM DD YY)

1.03 Company:   ENEL AMÉRICAS S.A.

1.04 Securities Registry Nº:   175                                                1.05 Affected series:  UNIQUE

1.06 Stock Exchange Code:   ENELAM                                             1. 07  Individualization of the movement :  99_

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date      : 04/30/2019 (MM DD YY)

2.02 Agreement Settlement     :    1__  (1:Ordinary Shareholders Meeting/ 2:Extraordinary Shareholders Meeting /3:Board Meeting)

2.03 Dividend Amount:   283,513,946.5  .-                                                        2.04 Currency Type :  US$

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : 57,452,641,516 3.02 Closing date: 05/11/2019 (MM DD YY)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend      : _ 2_ (1:Iterim / 2:Definitive minimum by law/ 3 Definitive additional or eventual)

4.02 Year ended    :  12/31/18 (MM DD YY)

4.03 Form of payment :   1_     (1:In cash / 2:Optional in cash or shares of the issuance / 3:Optional in cash or shares of others companies / 4:Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: 0,00493/share 5.02 Currency type: US$ 5.03 Payment date : 05/17/19 (MM DD YY)

(CONTINUES OVERLEAF)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting Date                 :      /    /     (MM DD YY)

6.02 Expiration Option Date     :      /    /     (MM DD YY)

6.03 Date of the distribution of shares:      /    /     (MM DD YY)

6.04 Series to choose                   :                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement:                                 (Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer      :                        (Only of the option is based on shares in which the company is holder)

6.07 Ticker local Exchange                 :                        .

6.08 Factor of shares           :                           shares to be received by one share with right

6.09 Share price       :                     /share                                                   6.10 Currency type : $                  .

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the Net Income for the fiscal year 2018 and corresponds to 23.59901% of the liquid income for that year, which, together with the Interim Dividend No. 98, of $ 0.00134 per share, already paid, which corresponds to a 6.40099% of the net income as of December 31, 2018, constitute the mandatory minimum dividend of 30% of the net income for the year 2018.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from May 17, 2019, at DCV Registros S.A. offices, in its role as administrator of Enel Américas S.A. Shareholders’ Registration, or any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 to 14:00. This last mode will be also used for all those shareholders who have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on May 6, 2019.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share:  pursuant to the provisions of Circular Letter no. 660 of 1986 of the Financial Market Commission, number 5.01 of this Form has indicated as the amount in the United States of America dollars to be paid per share a number than has five decimal places, approaching the fifth decimal to the nearest integer. However, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is US$ 0.00493474171.

The aforementioned dividend will be paid in Chilean pesos, the legal currency, converted according to the Observed Dollar exchange rate published in the Official Gazette on May 10, 2019.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume  any legal liability ".

SIGNATURE OF LEGAL REPRESENTATIVE: __________________________

NAME OF LEGAL REPRESENTATIVE: MAURIZIO BEZZECCHERI. CHIEF EXECUTIVE OFFICER

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE: RECEPTION OFFICE S.V.S.

FORM N°1

DIVIDEND DISTRIBUTION

0.01 Original Information : YES 0.02 Dispatch Date : 04/30/2019 (MM DD YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

                                                                                                                       Dispatch Date

1.01 Tax Number                              : 94,271,000-3.                              1.02 Form. Original  : 04/30/2019 (MM DD YY)

1.03 company:   ENEL AMÉRICAS S.A.

1.04 Securities Registry Nº:   175                                                     1.05 Affected series:  UNIQUE

1.06 Stock Exchange Code:   ENELAM                                               07  Individualization of the movement :  99A_

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date      : 04/30/2019 (MM DD YY)

2.02 Agreement Settlement     :    1__  (1:Ordinary Shareholders Meeting/ 2:Extraordinary Shareholders Meeting/ 3:Board Meeting)

2.03 Dividend Amount: 120,138,085                                                       2.04 Currency type : US$

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : 57,452,641,516 3.02 Closing date: 05/11/2019 (MM DD YY)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend      : _ 3_ (1:Provisory / 2:Definitive mandatory minimum / 3 Definitive supplementary or additional )

4.02 Year ended    :  12/31/18 (MM DD YY)

4.03 Form of payment           :   1_     (1:In cash / 2:Optional in cash or shares of the issuance / 3:Optional in cash or shares of others companies / 4:Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: 0.00209/share 5.02 Currency type: US$ 5.03 Payment date : 05/17/18 (MM DD YY)

(CONTINUES OVERLEAF)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting date                 :      /    /     (MM DD YY)

6.02 Expiration Option Date     :      /    /     (MM DD YY)

6.03 Date of the distribution of shares:      /    /     (MM DD YY)

6.04 Series to choose                   :                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement:                                 (Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer:                        (Only if the option is based on shares in which the company is holder )

6.07 Ticker local Exchange                 :                        .

6.08 Factors of shares            :                           shares to be received by one share with right

6.09 Share price       :                     /share                                                   6.10 Currency type $                  .

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the Net Income for the fiscal year 2018 and corresponds to 10% of the liquid income for the year as of December 31, 2018.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from May 17, 2019, at DCV Registros S.A. offices, in its role as administrator of Enel Américas S.A. Shareholders’ Registration, or any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 to 14:00. This last mode will be also used for all those shareholders who have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on May 6, 2019.

Type of Entity: Publicly Held Limited Liability Stock Company

Dividend per share: pursuant to the provisions of Circular Letter no. 660 of 1986 of the Financial Market Commission number, 5.01 of this Form has indicated as the amount in the United States of America dollars to be paid per share a number than has five decimal places, approaching the fifth decimal to the nearest integer. However, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is US$. 0.00209108027.

The aforementioned dividend will be paid in Chilean pesos, the legal currency, converted according to the Observed Dollar exchange rate published in the Official Gazette on May 10, 2019.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume any legal liability ".

SIGNATURE OF LEGAL REPRESENTATIVE: __________________________

NAME OF LEGAL REPRESENTATIVE: MAURIZIO BEZZECCHERI. CHIEF EXECUTIVE OFFICER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: April 30, 2019